  Exhibit 99.1

High Tide Reports Fourth Quarter and 2024 Year End Financial Results

The Company Generates Record Annual Revenue of $522.3 Million, 6th Consecutive Quarter of Positive Free Cash Flow at $5.9 Million, With Trailing Free Cash Flow Totaling $22.0 Million

The Company's Flagship Cabana Club Loyalty Program Has Now Reached 5.32 Million Members Worldwide Including Over 76,000 ELITE Members

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars for the Third Consecutive Year[1], Delivers Quarterly Revenue of $138.3 Million, an All-Time Record. This Represents an Increase of 9% Year Over Year, 5% Sequentially and Reaches an Annualized Revenue Run Rate Exceeding $550 Million
•	The Company Has Over 1.72 Million Members of the Cabana Club in Canada, an Increase of Over 34% Year Over Year and 11% Sequentially. The Company Has Reached 73,000 ELITE Members in Canada, an Increase of 161% Year Over Year and 28% Sequentially
•	Same Store Sales in the Fourth Fiscal Quarter Increased By 0.4% Year Over Year and 3% Sequentially. Over the Last Three Years, Same Store Sales at Canna Cabana are up 130%, While the Average Operator in the Five Provinces Where the Company Operates has Experienced a 5% Decline[2]
•	The Company Generated $5.9 Million of Positive Free Cash Flow in the Fourth Fiscal Quarter. The Company has Generated $22.0 Million of Positive Free Cash Flow in the Trailing Four Quarters
•	During the Fourth Fiscal Quarter, Canna Cabana Held a 19% Share of the Cannabis Retail Market in Alberta and 10% in Ontario. Across the Five Provinces in Which the Company Has a Presence, Canna Cabana Represented an 11% Market Share During the Fourth Fiscal Quarter, Which is Consistent With the 11% Market Share During the Third Fiscal Quarter as Per Revised Data From Statistics Canada. The Company Notes That It Only Represented 5% of the Total Cannabis Retail Store Count in Those Provinces During the Fourth Fiscal Quarter[3]
•	Annualized Retail Sales Per Square Foot Were $1,699 Across the Canna Cabana Store Network During the Fourth Fiscal Quarter of 2024, up 2% Sequentially. This Was Higher Than Best-In-Class Retailers Like Wal-Mart, Target, and Canadian Tire[4]

CALGARY, AB, Jan. 29, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, filed its year-end audited 2024 financial results for the year ended October 31, 2024, the highlights of which are included in this news release. The full set of audited consolidated financial statements for the fiscal years ended October 31, 2024 and 2023 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

2024 Fiscal Year and Fourth Fiscal Quarter - Financial Highlights:

•	Revenue increased to $522.3 million for the year ended October 31, 2024, an all-time record, compared to $487.7 million during the same period last year, representing an increase of 7%. In the fourth fiscal quarter, revenue was a record $138.3 million, representing an increase of 9% year over year and 5% sequentially
•	Gross profit increased to $142.5 million in the year-ended October 31, 2024, compared to $131.3 million during the same period last year, representing an increase of 9%. In the fourth fiscal quarter, gross profit was a record $35.8 million representing an increase of 8% year over year and 1% sequentially
•	Gross profit margin was 27% for the year ended October 31, 2024, which was consistent with the previous year. Gross profit margin for the fourth fiscal quarter was 26%, compared to 26% year over year and 27% sequentially
•	The Company generated a net loss of $3.8 million during the year ended October 31, 2024, which marked a meaningful improvement from a net loss of $41.0 million in the previous year. Adjusted for non-cash impairment charges, net income was $1.2 million for the year ended October 31, 2024, versus a net loss of $6.7 million in the previous year. In the fourth fiscal quarter the company generated a net loss of $4.8 million which compared to a net loss of $31.8 million year over year and net income of $0.8 million sequentially. Adjusted for non-cash impairment charges, net income was $0.2 million for the fourth fiscal quarter which compared to $2.5 million year over year
•	Adjusted EBITDA, was a record $38.3 million in the year ended October 31, 2024, and compared to $30.6 million during the previous year. Adjusted EBITDA was $8.2 million in the fourth fiscal quarter, the 19th consecutive positive quarter, down 1% year over year and 14% sequentially due to the initial ramp up period associated with new organic store openings which accelerated throughout 2024
•	Adjusted EBITDA margin was 7% for the year, which increased from 6% during the previous year. Adjusted EBITDA margin in the fourth fiscal quarter was 6%, compared to 7% year over year, and 7% sequentially
•	Given the strong cost controls the Company has been implementing, general and administration expenses represented 4.2% of revenue in the year ended October 31, 2024, which improved from 5.5% during the previous year. General and administration expenses in the fourth fiscal quarter represented 4.2% of revenue, compared to 5.3% year over year and 3.7% sequentially
•	Salaries, wages, and benefits represented 12.5% of revenue in the year ended October 31, 2024, versus 11.6% in the previous year, driven mainly by a large increase in organic store openings during the year, which have heightened staffing requirements to launch operations and ramp up to maturity. Salaries, wages and benefits represented 12.4% of revenue during the fourth fiscal quarter, compared to 11.6% year over year and 12.7% sequentially
•	Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income, and rental income, was $36.7 million for the year ended October 31, 2024 - an all time-record - compared to $27.4 million in the same period last year. In the fourth fiscal quarter, the Company generated $10.9 million, which represented an increase of 48% year over year and 21% sequentially
•	Cash and cash equivalents in the year ended October 31, 2024 totaled $47.3 million, an all-time record, compared to $30.1 million as of October 31, 2023 representing an increase of 57% from the same period last year and 34% sequentially. Note that subsequent to the Company's fiscal year end, it paid down $13.0 million in debt which was due December 31, 2024

"With the addition of 30 new stores and millions of new Cabana Club members joining our community, fiscal 2024 has been yet another exceptional year for High Tide's growth and momentum," said Raj Grover, Founder and Chief Executive Officer of High Tide. "I'm thrilled to announce that we delivered another record-breaking financial performance, generating $522.3 million in revenue - the highest cannabis revenue among all Canadian-based companies. Our commitment to operational excellence continues to strengthen our financial foundation, with the fourth quarter marking our sixth consecutive quarter of positive free cash flow. Trailing free cash flow came in at $22.0 million, fueling our organic growth trajectory and positioning us for sustained success.

"On December 2nd, we marked the international debut of our Cabana Club membership program, expanding into exciting markets outside of Canada. Our membership base now includes an impressive 5.32 million members, including over 76,000 ELITE members. We are witnessing an accelerating rate of growth in our membership program, which continues to enhance our ability to connect with and serve our customers. In fiscal 2024, our Canna Cabana bricks-and-mortar stores once again outperformed the market in every province where we operate. Despite comprising only 5% of the cannabis retail locations in those provinces, Canna Cabana stores captured an impressive 11% of the associated market share in dollars, reaffirming that Canadians trust and prefer Canna Cabana as their go-to destination for cannabis and accessories.

"We are strategically leveraging our robust retail ecosystem, complemented by our strong partnerships with licensed producers, to address the growing demand for medical cannabis in Germany. Through our announced acquisition of Purecan, which includes its German import license and wholesale warehousing capabilities, we are diversifying our revenue streams to fuel future growth. This diversification will further enhance the competitiveness of our Canadian discount model and solidify High Tide's position as an industry leader. I want to take this opportunity to thank our customers for their trust and loyalty, our employees for their unwavering dedication and hard work, and our board members for their continued guidance and support. Together, we are building something extraordinary at High Tide, and I am more excited than ever about what lies ahead," added Mr. Grover.

Fourth Fiscal Quarter 2024 - Operational Highlights (August 1 - October 31):

•	The Company announced the re-launch of the website of its flagship Canadian bricks-and-mortar retail brand, Canna Cabana, which represents more than 90 per cent of its revenue
•	The Company opened four new Canna Cabana stores in Ontario, including in the townships and cities of Lucan, Toronto, Scarborough, and Kingston
•	The Company announced the launch of Queen of Bud branded white label products in Alberta, Saskatchewan, Manitoba and Ontario
•	Fastendr retail kiosks have been installed in over 95% of all Canna Cabana locations
•	The Company announced the closing of the initial tranche of its previously disclosed $15 million subordinated debt facility

Subsequent Events (November 1, 2024 - Present):

•	The Company announced the closing of the final tranche of its previously disclosed $15 million subordinated debt facility
•	On December 30, 2024, the Company repaid the $13,000 principal balance of the note payable to Opaskwayak Cree Nation
•	The Company opened four new Canna Cabana locations in Ontario - Richmond, Pembroke, Scarborough and Hamilton - and one new Canna Cabana location in Hinton, Alberta
•	The Company expanded the first of its kind innovative Cabana Club membership program across the entirety of the United States (U.S.) through cabanaclubusa.com, as well as the European Union (E.U.) and the United Kingdom (U.K.) through cabanaclub.eu, building on its existing international customer base of over 4 million
•	The Company announced its entrance into the fast growing German medical cannabis market by signing a definitive agreement to acquire 51% of Purecan GmbH ("Purecan") - a profitable, import-oriented pharmaceutical wholesaler based in Frankfurt that holds a license to import medical cannabis into Germany and is preparing to launch a telemedicine portal for medical cannabis patients

Selected financial information for the fourth quarter ended October 31, 2024:
(Expressed in thousands of Canadian Dollars)

	Three months ended October 31			Audited Year Ended October 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Free cash flow(i)	5,908	5,687	4%	21,991	6,940	217%
Cash from operating activities	9,652	9,637	- %	35,546	20,661	72%
Revenue	138,295	127,105	9%	522,306	487,669	7%
Gross profit	35,755	32,984	8%	142,502	131,314	9%
Gross profit margin(ii)	26%	26%	- %	27%	27%	- %
Total operating expenses	(38,586)	(67,188)	43%	(137,499)	(172,739)	20%
(Loss) income from operations	(2,832)	(34,204)	92%	5,003	(41,425)	112%
Adjusted EBITDA(iii)	8,245	8,362	(1) %	38,335	30,636	25%
Adjusted EBITDA margin(iv)	6%	7%	(1) %	7%	6%	1%
Net loss	(4,802)	(31,805)	85%	(3,811)	(40,952)	91%
Basic and diluted income (loss) per share	(0.06)	(0.39)	85%	(0.05)	(0.53)	90%

(i) The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
(ii) Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii) Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found in the chart below.
(iv) Adjusted EBITDA margin - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Income (loss)	(4,802)	825	171	(5)	(31,805)	(3,717)	(1,568)	(3,862)
Income/deferred tax (recovery) expense	(153)	671	(878)	(233)	(4,571)	204	(2,041)	(1,236)
Accretion and interest	2,308	1,681	1,712	1,743	1,632	1,931	1,759	1,814
Depreciation and amortization	5,362	5,678	7,505	6,848	8,583	8,493	7,699	7,986
EBITDA	2,715	8,855	8,510	8,353	(26,161)	6,911	5,849	4,702
Foreign exchange (gain) lose	5	19	(5)	5	(152)	31	2	(15)
Finance and other costs	773	12	1,314	515	691	801	435	664
(Gain) loss revaluation of put option liability	(88)	(159)	(110)	(300)	544	73	(1,288)	(1,261)
Other loss (gain)	11	(6)	337	-	37	18	-	-
Gain on extinguishment of put option	(885)	-	-	-	-	-	-	-
Impairment loss	4,964	-	-	-	34,265	-	-	-
Share-based compensation	750	881	549	795	(284)	2,350	1,532	1,436
Loss (gain) on revaluation of marketable securities	-	12	-	77	(13)	-	(19)	(8)
(Gain) loss on revaluation of debenture	-	-	(240)	755	(505)	-	-	-
(Gain) loss on extinguishment of financial liability	-	-	(314)	235	(60)	-	78	(18)
Adjusted EBITDA(i)	8,245	9,614	10,041	10,435	8,362	10,184	6,589	5,500

(i) Adjusted EBITDA is a non-IFRS financial measure

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Cash flow from operating activities	6,179	8,928	8,032	9,363	7,207
Changes in non-cash working capital	3,473	(2,715)	4,777	(2,490)	2,430
Net cash provided by operating activities	9,652	6,213	12,809	6,873	9,637
Sustaining capex(i)	(533)	(279)	(528)	(511)	(1,080)
Lease liability payments	(3,211)	(2,842)	(2,898)	(2,754)	(2,870)
Free cash flow(ii)	5,908	3,092	9,383	3,608	5,687

(i) Sustaining capex is a non-IFRS measure, which is calculated by subtracting growth capex from total capex purchases.
(ii) Free cash flow is a non-IFRS measure

OUTLOOK

Through its Canna Cabana brand, High Tide is the largest cannabis retailer in Canada and the second-largest globally by store count with 191 current operating locations. During calendar 2024, the Company reached the high end of its communicated target to add 20-30 locations. The Company's objective is to add another 20-30 locations during calendar 2025, while generating positive free cash flow, as was the case in the previous year. The Company reiterates its long-term goal to reach 300 locations across Canada.

The Company's Cabana Club loyalty program continues to expand at a rapid pace across Canada, currently exceeding 1.72 million members, which is up 34% over the past year. Long term, in Canada, the Company aims to exceed 2 million members. ELITE, the paid membership tier, continues to break quarterly growth records and has now reached 73,000 members with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

After seeing the success of the launch of its innovative discount club model in its core business of bricks-and-mortar cannabis stores in Canada, in late 2024, the Company expanded the Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. The Company is encouraged by the initial trajectory of members signing up to its loyalty plan - and maintains its expectation that this initiative will be revenue neutral approximately six months from launch and EBITDA neutral approximately 12 months from launch. The Company is pleased to report that 3,000 members in the U.S. and Europe have signed up to ELITE. With 3.6 million total Cabana Club members in U.S. and Europe, the community has grown to a global base of 5.32 million today.

Earlier this month, the Company announced its intention to enter into the fast growing German medical cannabis market by signing an agreement to acquire a 51% majority stake in Purecan, a profitable German medical cannabis importer and wholesaler. The Company believes it has a unique opportunity to be able to leverage its existing leadership position and relationships with Canadian licensed producers to meaningfully expand Purecan's business. The transaction is expected to close imminently.

The Company also continues to monitor developments related to consumer research model projects in Germany. In anticipation of the release of application guidelines, the Company has proactively taken steps to develop a research project framework to be submitted to relevant authorities for initial feedback.

The Company has been free cash flow positive over the past six quarters, having generated approximately $22 million during the last year. Although the quantum of free cash flow generation can vary significantly in any given quarter, the Company expects to remain free cash flow positive for the fiscal year.

As a result of a series of transactions undertaken in 2024 to reduce its debt, the Company has entered calendar 2025 with a significantly improved balance sheet with no debt maturities until September 2027 which offers meaningful flexibility and positions the Company quite well to continue using cash generated from existing operations to fund future locations.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) tomorrow, Thursday, January 30, 2025.

https://app.webinar.net/6v1PZkWZ3wJ

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada (Local): 1-437-900-0527
North American (Toll-Free): 1-888-510-2154
International (Toll-Free): Germany: 498005889782

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's ATM Program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSXV, the Company announces that, during the year ended October 31, 2024, the Company issued an aggregate of 1,057,300 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $3,154.

Pursuant to an Equity Distribution Agreement cash commission of $48 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during year ended October 31, 2024.

The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count5. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 191 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business, in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to remain free cash flow positive; free cash flow allowing the Company to finance its growth with internal cash flows; the Company achieving sustained growth while remaining free cash flow positive; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; legislative changes occurring in Germany with respect to adult use cannabis and its intended effects; the Company's ability to bring its model to Germany and other emerging legal cannabis jurisdictions; the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to reach its goals of 300 stores nationwide, and 2 million Cabana Club members; the completion of the rollout of Fastendr on the timelines indicated herein; the closing of announced acquisitions; the ability of the Company to develop and launch innovative cannabis and consumption accessory offerings; the timelines for its international launch to become revenue and EDITDA neutral; and the Company building a top-tier global adult-use cannabis brand.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

______________
[1] Based on reporting by New Cannabis Ventures as of November 4, 2024. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) - for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2] Based on publicly available data from Statistics Canada and provincial regulators
[3] Based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per revised publicly available data from Statistics Canada and provincial regulators
[4] Data sourced from most recent public filings of the mentioned retailers
[5] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2025/29/c0879.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 16:01e 29-JAN-25